

WELLINGTON SHIELDS & CO., LLC
(A Wholly Owned Subsidiary of Wellington Shields Holdings, LLC)

STATEMENT OF FINANCIAL CONDITION
AND
SUPPLEMENTARY INFORMATION

AS OF DECEMBER 31, 2025

WITH
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

60 Broad St., 39th Floor, New York, NY 10004 | 212.320.3000 | wellingtonshields.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Wellington Shields & Co., LLC

TYPE OF REGISTRANT (check all applicable boxes):

- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

60 Broad St., 39th Floor
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William J. McFadden	212-320-3000	info@wellingtonshields.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Wolf & Company, P.C.
(Name – if individual, state last, first, and middle name)

255 State St.	Boston	MA	02109
(Address)	(City)	(State)	(Zip Code)

10/14/2023	392
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William J. McFadden _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Wellington Shields & Co., LLC _____, as of 12/31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Chief Executive Officer

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

WELLINGTON SHIELDS & CO., LLC
(A Wholly Owned Subsidiary of Wellington Shields Holdings, LLC)

DECEMBER 31, 2025

CONTENTS



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of Wellington Shields & Co., LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Wellington Shields & Co., LLC (the "Company") as of December 31, 2025, and the related notes (collectively, referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company, as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2023.

Wolf & Company, P.C.

Boston, Massachusetts
March 30, 2026

WELLINGTON SHIELDS & CO., LLC
(a Wholly Owned Subsidiary of Wellington Shields Holdings, LLC)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash and cash equivalents	$ 817,057
Securities owned, at fair value	6,073,608
Deposits with clearing broker-dealers	250,000
Receivables from broker-dealers	1,759,454
Receivables from affiliates	1,560,799
Operating lease right-of-use assets	3,373,403
Furniture, equipment and leasehold improvements – at cost, net of accumulated depreciation in the amount of $194,419	428,863
Prepaid expenses and other assets	1,390,728
Total assets	$ 15,653,912

LIABILITIES AND MEMBERS' EQUITY

Liabilities:

Accounts payable, accrued expenses and other liabilities	$ 953,587
Payables to broker-dealers	358
Deferred revenue	2,000,000
Operating lease liabilities	3,897,820
Total liabilities	6,851,765

Commitments and contingencies (Note 6)

Members' equity	8,802,147
Total liabilities and members' equity	$ 15,653,912

The accompanying notes are an integral part of this financial statement.

(a Wholly Owned Subsidiary of Wellington Shields Holdings, LLC)

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2025

1. ORGANIZATION AND NATURE OF BUSINESS

Wellington Shields & Co., LLC (the "Company") is a broker-dealer registered with the U.S. Securities and Exchange Commission, is a member of the New York Stock Exchange and the Financial Industry Regulatory Authority (FINRA) and is a wholly-owned subsidiary of Wellington Shields Holdings, LLC ("Holdings"). The Company's principal line of business is conducting securities transactions for its customers located throughout the United States. The Company clears its securities transactions on a fully disclosed basis with other broker-dealers and, accordingly, is exempt from the provisions of SEC Rule 15c3-3, and is not responsible for compliance with Section 4(c) of Regulation T of the Federal Reserve System.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Security Transactions

Security transactions are recorded by the Company on the trade date. Securities owned and securities sold, not yet purchased, are stated at fair value. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Securities received as compensation for investment banking transactions are recorded at fair value on the date received.

Securities are reported at fair value in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures*. See Notes 2 and 3 for discussion of fair value measurements.

Revenue from Contracts with Customers

The Company recognizes revenue to reflect the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Commission Revenue

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Mutual Fund Fees

Mutual fund trailer income (12b-1 fees) is calculated and paid to the Company as the "Broker of Record" by the mutual fund company. These 12b-1 fees arising from related mutual fund sales are recognized when credited to the Company by the respective mutual fund company.

Investment Banking Revenue

Investment banking revenues include fees for securities offerings (traditional and structured private investment in public entity, known as "PIPES") and advisory services in which the Company acts as an underwriter or agent. Investment banking fees generated for securities offerings transactions are recorded at the time the securities offering is completed and the income is reasonably determinable.

Investment and Technical Research Revenue

The Company generates revenue from the sale of investment and technical research to institutional and retail customers. Revenue is generally recognized over the time in which the performance obligations are simultaneously satisfied by the Company and consumed by the customer. Depending on the arrangement, fees are received monthly, quarterly, semi-annually or annually and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from services provided in other periods. Fees received from customers prior to recognizing revenue are reflected as liabilities. At December 31, 2025, all such contract liabilities were immaterial.

Asset Management - Investment Advisory Fees

The Company provides investment advisory services under the terms of investment advisory agreements. These services are provided on a daily basis and the Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are generally received quarterly relating specifically to the services provided in that period, which are distinct from services provided in other periods. The Company uses estimates to measure and recognize revenue intra-

quarter based on prior quarters' calculated fees and reconciles any differences in the quarter when fees are calculated.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, cash and cash equivalents include cash and balances due from banks, all of which mature within ninety days.

Deposits with Clearing Broker-Dealer

The Company does not carry accounts for customers or perform custodial functions related to customer securities. Deposits with Clearing Brokers represent cash held at that broker.

Furniture, Equipment and Leasehold Improvements

Furniture and equipment are stated at cost and are being depreciated over five or seven years, which approximates their useful lives, using the straight-line method. Leasehold improvements are being amortized using the straight-line method over the term of the related office space lease, which is eleven years. Major expenditures for furniture and equipment and those which substantially increase their useful lives are capitalized; maintenance and repairs, are expensed as incurred.

Management reviews the carrying value for impairment in value and determines if any adjustments are required. No impairment losses have been recognized as of December 31, 2025.

Income Taxes

The Company was organized as a limited liability company in 2008 and is included in the federal partnership tax returns filed by Holdings. Accordingly, no provisions for income taxes are required in this financial statement as the items of income or loss will be included in the tax returns of Holdings' members.

Although the Company itself is not directly subject to income taxes, the effects of an uncertain tax position, if any, may have an impact on the tax returns of Holdings' members. Therefore, GAAP requires that any such effects be recognized based on the outcome that is more likely than not to occur. Under this criterion the most likely resolution of an uncertain tax position should be analyzed based on technical merits and on the outcome that will likely be sustained under examination. As of December 31, 2025, the Company has determined that it has no uncertain tax positions that require either recognition or disclosure in the financial statement.

Fair Value Hierarchy

Accounting principles related to fair value measurements establish a framework for measuring fair value and establish a hierarchy of fair value inputs for valuation techniques used to measure fair value. Fair value is the price that would be received to sell an asset or paid to transfer a

liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

- Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

- Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less unobservable in the market, the determinants of fair value require more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Financial Instruments – Credit Losses

The Company accounts for credit losses in accordance with ASC Topic 326, *Financial Instruments – Credit Losses* ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. The Company has the ability to determine there are no expected credit losses in certain circumstances (e.g., based on collateral arrangements or based on the credit quality of the borrower or issuer).

The Company identified the receivable from affiliates as in scope. The Company's conclusion that an allowance for credit losses was not required is based on the Company's expectation for the collectability of the receivable from affiliates utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining

the allowance for credit losses. The Company's expectation is that the credit risk associated with fees is not significant based on the contractual arrangement and expectation of collection in accordance with industry standards.

Topic 842 *Leases,* establishes a right of use model ("ROU") that requires a lessee to record a ROU asset and a lease liability on the statement of financial condition for all leases with terms longer than 12 months. Leases are classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. Disclosure of key information about leases is also required.

In applying Topic 842, significant assumptions and judgments were made in the application of GAAP for leases, which included those applying to the:

    i.   Determination of whether a contract included a lease (and type)
    ii. Allocation of the contract consideration between lease and nonlease components
    iii. Determination of the lease discount rate

The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

3.   SECURITIES OWNED

U.S. Government Securities

U.S. government securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. government securities are generally categorized in level 1 of the fair value hierarchy.

Residential Mortgage-Backed Securities ("RMBS"), Commercial Mortgage-Backed Securities ("CMBS") and other Asset-Backed Securities ("ABS")

RMBS, CMBS and other ABS are valued based on trades, bid price or spread data, two-sided markets, quotes, benchmark curves including but not limited to treasury benchmarks and SOFR and swap curves, discount rates, market data feeds from commercial vendors, derivative indices, loan level information including without limitation loan loss, recovery and default rates, prepayment speeds, trustee reports, investor reports, and servicer reports and is obtained from observed transactions or independent third parties such as vendors or clearing brokers. Such securities are categorized in level 2 or 3.

State and Municipal Bonds

The fair value of state and municipal securities is determined using trades, bid price or spread, two-sided markets, quotes, benchmark curves including but not limited to treasury benchmarks and SOFR and swap curves, market data feeds such as municipal securities rulemaking board, new issues, financial statements and trustee reports and is obtained from observed transactions or independent third parties such as vendor or clearing brokers. Such securities are categorized in level 2 or 3.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2025:

Fair Value Measurements on a Recurring Basis

As of December 31, 2025

	Level 1	Level 2	Level 3	Total
Securities owned:				
U.S. government securities	$ 6,000,614	$ -	$ -	$ 6,000,614
Residential mortgage-backed securities	-	42,206	-	42,206
State and municipal bonds	-	30,788	-	30,788
	$ 6,000,614	$ 72,994	$ -	$ 6,073,608

The aggregate cost of securities was $6,049,365 at December 31, 2025.

4. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Major classes of furniture, equipment and leasehold improvements include the following:

	Life – Years	
Furniture and equipment	5-7	$ 468,528
Leasehold improvements	11	154,754
		623,282
Less accumulated depreciation/amortization		194,419
Net furniture, equipment and leasehold improvements		$ 428,863

5. EMPLOYEE BENEFIT PLAN

Employees' Savings and Investment Plan

The Company sponsors a 401(k) deferred contribution plan covering all eligible employees who elect to participate in the plan. Participating employees contribute a percentage of their compensation, as defined, into the plan, which is limited to an amount allowable under the Internal Revenue Code. The Company, at its discretion, may also make matching contributions to the plan. For the year ended December 31, 2025, the Company elected to contribute 50% of employee contributions up to 4% of their compensation.

6. COMMITMENTS AND CONTINGENCIES

Leases

The Company is obligated under several operating leases for office space and equipment which expire at various dates through November 30, 2035.

On March 6, 2024, the Company signed a lease commencing on October 1, 2024 and terminating November 30, 2035. Annual rent ranges from $507,475 plus operating and real estate tax escalations at the beginning of the lease to $555,350 for the final five years of the agreement. The lease also includes an "Extension Option" whereby the Company has the option to extend the term of the lease for five (5) years succeeding the term expiration date with notice to the landlord twelve (12) months prior to the term expiration date. Under the terms of the agreement, the Company is not required to pay rent for the thirteen months of the agreement, known as the "Abatement Period".

All lease costs recorded during the year are classified by the Company as operating. The weighted-average term (years) for these operating leases was 9.7. The Company determined a discount rate based on its incremental borrowing rate to finance an asset of a similar value to the right-of-use asset in a similar economic environment. At December 31, 2025, the weighted-average discount rate was 6.71%.

The following maturity analysis table displays the undiscounted cash flows and interest impact related to the Company's operating leases as of December 31, 2025, along with a reconciliation to the discounted amount recorded on the December 31, 2025, statement of financial condition:

	Operating
Undiscounted cash flows due within:	
2026	$ 559,668
2027	536,232
2028	529,748
2029	525,263
2030	517,854
Beyond 2030	2,684,192
Total undiscounted cash flows	5,352,957
Impact of present value discount	(1,455,137)
Amount reported on statement of financial condition	$ 3,897,820

Regulatory Compliance

The Company could be subject to fines or penalties arising in the ordinary course of being a registered broker-dealer and a member of self-regulatory organizations. Management of the Company does not believe that the ultimate outcome of these fines or penalties will have a material effect on the Company's current or future financial position.

Contract with Clearing Broker-Dealer

On May 17, 2024, the Company entered into a Clearing Agreement with a clearing broker-dealer for a term of five (5) years commencing on December 5, 2024. Under the terms of the Agreement, following the completion of one year of the Agreement, the Company will be awarded an asset credit annually over the term of the Agreement, subject to certain terms and based upon the total Company's assets custodied at the clearing-broker dealer.

The clearing broker-dealer has determined the amount of the asset credit for the year ended December 31, 2025, which the Company has recorded as earned income and corresponding receivable from clearing broker-dealer in the amount of $1,015,646. Payment of the asset credit by the clearing broker-dealer to the Company is due within 30 days of the completion of year one of the initial term and then paid semi-annually until completion of the term of the Clearing Agreement.

The Agreement includes the following Termination Fee schedule in the event the Company provides notice to the clearing broker-dealer prior to the end of the initial term:

Delivery Date of Notice of Termination		Termination Fee
In year 1	$	6,000,000
In year 2	$	5,000,000
In year 3	$	4,000,000
In year 4	$	3,000,000
In year 5 and during any Renewal Term	$	2,000,000

Deferred Revenue

On January 9, 2025, the Company received an up-front asset credit of $2,500,000 for the successful conversion of the Company and its clients' accounts to the clearing broker-dealer's platform. Accordingly, the Company has recorded this payment as deferred revenue and will recognize $500,000 as other income each year over the course of the five-year term ending on December 5, 2029.

7. RELATED PARTY TRANSACTIONS

The Company shares office space with two affiliates related by common ownership. Allocation of expenses to these affiliates is based on management estimates per terms of the intercompany expense allocation agreements. At December 31, 2025, the receivables from these affiliates were $1,260,842 and are due on demand and repayable on a quarterly basis. At December 31, 2025, a receivable from a related party, Capital Management Associates, Inc., was $299,957 and is due on demand.

8. NET CAPITAL REQUIREMENT

The Company is subject to the U.S. Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2025 the Company had net capital of $6,234,250 which was $6,002,539 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.5575 to 1.

9. CONCENTRATIONS OF CREDIT RISK

The Company invests its excess cash in deposits with financial institutions, money market funds, residential mortgage-backed securities and securities issued by the U.S. and local governments. Financial instruments that subject the Company to risk of loss include (a) securities owned, (b) receivables and deposits with brokers and dealers; and (c) receivables from affiliated entities. No losses have been incurred to date.

The Company is subject to credit risk in the event that its clearing broker is unable to fulfill its obligations. The Company maintains its cash in bank deposit accounts and with its clearing broker which, at times may exceed federal insured and SIPC limits. The bank and clearing broker are affiliated with each other. At December 31, 2025, cash in bank deposits did not exceed federal insured limits. At December 31, 2025, cash held by the clearing broker did not exceed SIPC insured limits. The Company has not experienced any losses in such accounts.

10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company's transactions are cleared by its clearing broker-dealer pursuant to a clearance agreement. Although the Company clears its transactions through its clearing broker-dealer, the Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices.

At December 31, 2025, the cash held by the clearing broker in excess of SIPC insured limits and substantially all of the securities owned and the amounts due from brokers reflected in the statement of financial condition are positions held at and amounts due from one clearing broker, a large financial institution. The Company is subject to credit risk should this broker be unable to fulfill its obligations.

11. REPORTABLE SEGMENT

The Company adopted FASB ASC 280, *Segment Reporting*, as amended by the FASB ASU 2023-07, *Segment Reporting (Topic 280)*: *Improvements to Reportable Segment Disclosures*, in 2024. This accounting update requires additional reportable segment disclosures on an annual and interim basis, among other requirements. This update does not change how operating segments are identified or aggregated, or how quantitative thresholds are applied to determine the reportable segments

The Company is engaged in a single line of business as a securities broker-dealer, which is primarily comprised of agency and principal transactions, investment advisory, investment banking and investment and technical research. The Company has identified its CEO as the chief operating decision maker ("CODM") who uses net income to evaluate the results of business, predominantly in the forecasting process, and to manage the Company. Additionally, the CODM uses excess net capital (see Note 8), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions to the Parent. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

12. SUBSEQUENT EVENTS

The Company has evaluated, for potential recognition and disclosure, subsequent events as of the date of the statement of financial condition through March 30, 2026, the date that the financial statement was available to be issued.


SUPPLEMENTARY INFORMATION

WELLINGTON SHIELDS & CO., LLC
(a Wholly Owned Subsidiary of Wellington Shields Holdings, LLC)

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2025

NET CAPITAL
  Members' equity

$ 8,802,147

Add:
  Allowable credits

2,705

Total capital

8,804,852

Deductions:
  Nonallowable assets:

Furniture, equipment and leasehold improvements, net	$ 428,863	
Receivables from affiliates	1,560,799	
Other receivable (included in receivables from broker-dealers on statement of financial condition)	10,560	
Prepaid expenses and other assets	558,041	
		2,558,263
Other deductions and/or charges		3,000
Net capital before haircuts on securities positions		6,243,589
Haircuts on securities:		
Exempted securities	9,339	
		9,339
Net capital		$ 6,234,250

(Continued)

WELLINGTON SHIELDS & CO., LLC
(a Wholly Owned Subsidiary of Wellington Shields Holdings, LLC)

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2025

AGGREGATE INDEBTEDNESS

Accounts payable, accrued expenses and other liabilities	$ 3,475,657
Total aggregate indebtedness	$ 3,475,657

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum dollar requirement	$ 100,000
Minimum net capital required (6.67% of aggregate indebtedness)	$ 231,710
Net capital requirement (greater of minimum net capital or dollar requirement)	$ 231,710
Excess net capital	$ 6,002,539
Net capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$ 5,886,684
Percentage of aggregate indebtedness to net capital	0.5575 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17-A-5 as of December 31, 2025.

See Report of Independent Registered Public Accounting Firm.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF CUSTOMER ACCOUNT RESERVE OF BROKERS AND DEALERS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2025

The Company has claimed an exemption to SEC Rule 15c3-3 pursuant to subparagraph 15c3-3(k)(2)(ii), and therefore no "Computation for Determination of Customer Account Reserve" under that rule has been provided.

See Report of Independent Registered Public Accounting Firm.

SCHEDULE III

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2025

The Company has claimed an exemption to SEC Rule 15c3-3 pursuant to subparagraph 15c3-3(k)(2)(ii), and therefore no "Information for Possession or Control Requirements" under that rule has been provided.

See Report of Independent Registered Public Accounting Firm.